Exhibit 1
Commonwealth Bank of Australia
ABN 48 123 123 124
The information contained in the Exhibit to this Form 6-K shall be incorporated by reference into the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-11964 and 333-11928), as such prospectus may be amended or supplemented from time to time

Media Release Media Release

Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au
COMMONWEALTH BANK TO APPOINT NEW AUDITOR
Formal tender process to commence
Sydney, 19 October 2006. The Commonwealth Bank is to embark on a formal tender process to appoint a new auditor with the appointment being effective from the beginning of the 2008 fiscal year. The Bank’s current auditor, Ernst &Young, who have been involved in the Bank’s audit for more than ten years, will remain responsible for the completion of the audit for the current fiscal year.
The decision to put the Bank’s audit out to formal tender follows a market review by Management and the Board which commenced at the beginning of August 2006. That review concluded that it was the appropriate time for a change and for the Bank to engage new auditors. Two firms, KPMG and PricewaterhouseCoopers have been invited to participate in the next phase of the process.
Commenting on the decision to go to tender Commonwealth Bank CEO Ralph Norris said: “The Bank has had a long and productive relationship with Ernst & Young and the decision to appoint a new auditor was a difficult one. However, the Board and management were of the view that it would be beneficial to make a change at the end of the current year. I would like to thank Ernst & Young for their contribution to the Bank and we look forward to working with Ernst & Young as opportunities for non-audit services arise”.
ENDS
Media contact:
Bryan Fitzgerald
General Manager, Media
Ph: (02) 9378 2663
Mobile: 0414 789 649
Investor Relations contact:
Warwick Bryan
Executive General Manager, Investor Relations
Ph: (02) 9378 5979
Mobile: 0406 316 725